Via Facsimile and U.S. Mail
Mail Stop 6010

May 2, 2008

Mr. Michael J. Peninger
Interim Chief Financial Officer
Assurant Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York   10005

Re: Assurant Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 3, 2008
File No. 001-31978

Dear Mr. Peninger:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Investments, page 51

1.   You state on page F-27 that the fair value of your fixed maturity securities, preferred stock holdings and other investments is primarily based on matrix pricing models. Please tell us why the valuation of these investments was not identified as a critical accounting estimate. We believe your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following.
    - Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
    - Describe the methods used to estimate fair value;
    - Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
    - Disclose whether the valuation models used have changed from prior periods.

2.   Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Reserves

Retirement and Other Employee Benefits, page 53

3.   Your statements on pages 48 and 53 appear to indicate that the fair value of your liability for medical IBNR and the fair value of your employee benefit liability are based, in part, on values obtained from independent consulting actuaries. While you are not required to make reference to consulting actuaries or actuarial firms in your filing, when you do, you must also include their names in the '34 Act filing. If you include or incorporate by reference such disclosure into a '33 Act filing, you will also need to include the consents of the consulting actuaries.

Consolidated Financial Statements

Consolidated Statement of Cash Flows

4.   Please tell us why you present the securities lending activities in investing activities and financing activities when these transactions appear to be non-cash items.

Notes to Consolidated Financial Statements

6. Fair Value Disclosures, page F-27

5.   It appears that the fair value of your fixed maturity securities, equity securities, collateral held and other investments is based on values "obtained from an independent pricing service." While you are not required to make reference to independent pricing services, when you do, you must also include their names in the '34 Act filing. If you include or incorporate by reference this disclosure into a '33 Act filing, you will also need to include the consents of independent pricing services.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

       Sincerely,

       Jim B. Rosenberg
       Senior Assistant Chief
       Accountant